UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Terran Orbital Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

88105P103

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	13G	Page 2 of 6 Pages

1.	Names of Reporting Persons FP Credit Partners II, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 12,521,899
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 12,521,899

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,521,899
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.31%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)

Calculated based on (i) 142,381,222 shares of common stock outstanding as of November 2, 2022 as reported on the Issuer’s Form 10-Q, filed on November 10, 2022 and (ii) 8,291,703 shares of common stock issuable upon exercise of warrants held by the Reporting Persons, which have been added to the total shares of common stock of the Issuer outstanding pursuant to Rule 13d-3(d)(3) under the Act.

CUSIP No.	13G	Page 3 of 6 Pages

1.	Names of Reporting Persons FP Credit Partners Phoenix II L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 607,801
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 607,801

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 607,801
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.4%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)

Calculated based on (i) 142,381,222 shares of common stock outstanding as of November 2, 2022 as reported on the Issuer’s Form 10-Q, filed on November 10, 2022 and (ii) 8,291,703 shares of common stock issuable upon exercise of warrants held by the Reporting Persons, which have been added to the total shares of common stock of the Issuer outstanding pursuant to Rule 13d-3(d)(3) under the Act.

CUSIP No.	13G	Page 4 of 6 Pages

1.	Names of Reporting Persons FP Credit Partners GP II, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 13,129,700
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 13,129,700

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,129,700
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.71%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)

Calculated based on (i) 142,381,222 shares of common stock outstanding as of November 2, 2022 as reported on the Issuer’s Form 10-Q, filed on November 10, 2022 and (ii) 8,291,703 shares of common stock issuable upon exercise of warrants held by the Reporting Persons, which have been added to the total shares of common stock of the Issuer outstanding pursuant to Rule 13d-3(d)(3) under the Act.

CUSIP No.	13G	Page 5 of 6 Pages

1.	Names of Reporting Persons FP Credit Partners GP II Management, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 13,129,700
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 13,129,700

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,129,700
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.71%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)

Calculated based on (i) 142,381,222 shares of common stock outstanding as of November 2, 2022 as reported on the Issuer’s Form 10-Q, filed on November 10, 2022 and (ii) 8,291,703 shares of common stock issuable upon exercise of warrants held by the Reporting Persons, which have been added to the total shares of common stock of the Issuer outstanding pursuant to Rule 13d-3(d)(3) under the Act.

CUSIP No.	13G	Page 6 of 6 Pages

1.	Names of Reporting Persons Francisco Partners Management, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 13,129,700
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 13,129,700

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,129,700
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.71%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)

Calculated based on (i) 142,381,222 shares of common stock outstanding as of November 2, 2022 as reported on the Issuer’s Form 10-Q, filed on November 10, 2022 and (ii) 8,291,703 shares of common stock issuable upon exercise of warrants held by the Reporting Persons, which have been added to the total shares of common stock of the Issuer outstanding pursuant to Rule 13d-3(d)(3) under the Act.

Item 1(a).	Name of Issuer:

Terran Orbital Corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:
6800 Broken Sound Parkway, Suite 200, Boca Raton, Florida

Item 2(a).	Names of Persons Filing:

This statement is filed by the entities listed below, each of whom is referred to herein as a “Reporting Person” and together as the “Reporting Persons”:

(i) FP Credit Partners II, L.P. (“FP Credit II”)

(ii)  FP Credit Partners Phoenix II L.P. (“FP Phoenix II”)

(iii)  FP Credit Partners GP II, L.P. (the “GP”)

(iv) FP Credit Partners GP II Management, LLC (the “UGP”)

(v)   Francisco Partners Management, L.P. (“FPM”)

Item 2(b).	Address of the Principal Business Office or, if None, Residence:

One Letterman Drive Building C, Suite 410 San Francisco, CA 94129

Item 2(c).	Citizenship:

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share

Item 2(e).	CUSIP Number:

88105P103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.

Ownership.

(a)   Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)   Percent of Class:

See responses to Item 11 on each cover page.

(c)   Number of shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)  Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)  Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv) Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

With respect to the reported securities: 12,521,899 shares of common stock are held directly by FP Credit II, which include 7,907,862 shares of common stock issuable on exercise of its warrants outstanding, and 607,801 shares of common stock are held directly by FP Phoenix II, which include 383,841 shares of common stock issuable on exercise of its warrants outstanding. The GP is the general partner of each of FP Credit II and FP Phoenix II. The UGP is the general partner of the GP. FPM serves as the investment manager for each of FP Credit II and FP Phoenix II. As a result, each of FPM, the UGP, and the GP may be deemed to share voting and dispositive power over the shares of common stock and warrants held, but each disclaims beneficial ownership. Additionally, voting and disposition decisions at FPM with respect to the shares of common stock and warrants reported herein are made by an investment committee. The members of the investment committee disclaim beneficial ownership of the shares of common stock and warrants reported herein. The filing of this Statement shall not be construed as an admission that any of the Reporting Persons are, or any member of FPM’s investment committee is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner(s) of any of the securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below, each Reporting Person certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2023	FP CREDIT PARTNERS II, L.P.

By: FP Credit Partners GP II, L.P., its general partner
By: FP Credit Partners GP II Management, LLC, its general partner

/s/ Steve Eisner Name: Steve Eisner
Title: General Counsel and Chief Compliance Officer

FP CREDIT PARTNERS PHOENIX II L.P.

By: FP Credit Partners GP II, L.P., its general partner
By: FP Credit Partners GP II Management, LLC, its general partner

/s/ Steve Eisner Name: Steve Eisner
Title: General Counsel and Chief Compliance Officer

FP CREDIT PARTNERS GP II, L.P.

By: FP Credit Partners GP II Management, LLC, its general partner

/s/ Steve Eisner Name: Steve Eisner
Title: General Counsel and Chief Compliance Officer

FP CREDIT PARTNERS GP II MANAGEMENT, LLC

/s/ Steve Eisner Name: Steve Eisner
Title: General Counsel and Chief Compliance Officer

FRANCISCO PARTNERS MANAGEMENT, L.P.

/s/ Steve Eisner Name: Steve Eisner
Title: General Counsel and Chief Compliance Officer

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of April 1, 2022, incorporated by reference to Exhibit A to the Reporting Persons’ Schedule 13G filed on April 1, 2022.